

Mail Stop 4631

November 4, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza, Suite 1612
New York, NY 10119

> **RE:** **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-K and 10-K/A for the year ended December 31, 2008**
> **Form 10-Q and 10-Q/A for the period ended June 30, 2009**
> **File No. 000-50469**

Dear Mr. Carroll:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief